Inter & Co, Inc.
Notice to Shareholders
Annual General Meeting Held on April 28, 2023
INTER & CO, INC (Nasdaq: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that the following resolutions were approved at Company’s Annual General Meeting held on this date:
1.The Company's financial statements and the Auditor's report for the fiscal year ended December 31, 2022, were approved, ratified, and confirmed in all respects.
2.The proposed annual budget of US$ 8,879,063 (eight million, eight hundred and seventy-nine thousand, and sixty-three US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company was approved, ratified, and confirmed in all respects.
3.Antonio Kandir, Lorival Nogueira Luz Júnior and Todd Crawford Chapman were appointed as directors of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company. They were already serving as interim Directors of the Company, as appointed by the Board of Directors in February 2023.
4.Subject to the effective date being specified by the Board of Directors, the shareholders approved the change of the authorised share capital of the Company (the "Authorised Share Capital Change"):
(i)from US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, which comprise (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares; and (iii) 5,000,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company;
(ii)to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares; and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company;
(iii)    by:
(A)consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3 (“Consolidation”); and
(B)creating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares.

As mentioned, the Consolidation and the Authorised Share Capital Change will only become effective from such date to be later determined by the Board of Directors of the Company (the "Effective Date").
When the Consolidation is determined by the Board of Directors it will be reflected on all issued and unissued shares of the Company, resulting in a reverse stock split by a factor of 1-for-3 (one for three) on the Effective Date ("Reverse Stock Split"). The Reverse Stock Split of shares will not be reflected in the Brazilian Depositary Receipts backed by the Company's Class A Common Shares ("BDRs"). Accordingly, once the Reverse Stock Split becomes effective, each Class A Common Share will back 3 (three) BDRs and holders of BDRs will need to hold 3 (three) BDRs to request their cancelling and receive 1 (one) underlying Class A Common Share.
The change in the ratio of BDRs backed by each Class A Common Share is subject to the approval of the Securities and Exchange Commission of Brazil ("CVM"). Therefore, the Effective Date will be determined once the applicable regulatory approvals are obtained, and the necessary procedures are organized.
The Reverse Stock Split will not change the number of BDRs held by each BDR holder on the Effective Date. Differently, on the Effective Date, the number of shares of the Company, including the issued Class A Common Shares and Class B Common Shares, will be divided into 3 (three) in the shareholders’ registries.
Prior to the Effective Date, we will provide additional information on the procedures involved.
5.Subject to the Effective Date being specified by the Board of Directors, the shareholders approved the amendment and restatement of the Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website: https://ri.bancointer.com.br/en/documents/governance-documents/.
Additional information may be obtained from Inter&Co's Investor Relations Department at ri@bancointer.com.br or on the Inter&Co (http://ri.bancointer.com.br) website.
Belo Horizonte, April 28, 2023.
SANTIAGO HORACIO STEL
Chief Strategy and Investor Relations Officer
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